1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 20, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

NOTICE OF 2013 ANNUAL RESULTS PRESENTATIONS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	TYPE OF THE PRESENTATIONS

Yanzhou Coal Mining Company Limited (the “Company”) will publish its 2013 annual results in domestic and overseas markets on 24 March 2014. The Company proposes to hold three on-site presentations to help investors better understand the results of the Company.

2.	TIME AND VENUE OF THE PRESENTATIONS

Hong Kong session: from 15:15 p.m. to 16:15 p.m. on Monday, 24 March 2014 at Meeting Hall A, 5th Floor, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong;

Beijing session: from 9:30 a.m. to 11:00 a.m. on Monday, 24 March 2014 at No.1 Financial Lecture Hall 4, 2nd Floor, China Life Centre, 17 Financial Road, Beijing;

Shanghai session: from 9:30 a.m. to 11:00 a.m. on Tuesday, 25 March 2014 at Chang Chun Hall, 2nd Floor, Pujiang Building, Pudong Shangri-La Hotel, Pudong District, Shanghai.

3.	PARTICIPANTS

Participants from the Company in Hong Kong session: Mr. Li Xiyong, chairman of the Company, Mr. Wu Yuxiang, a director and chief financial officer of the Company and certain responsible persons of our business operations.

Participants from the Company in Beijing and Shanghai sessions: Mr. Zhao Qingchun, assistant to the general manager of the Company and the head of financial management department of the Company, Mr. Jin Qingbin, securities affairs representative of the Company and certain responsible persons of our business operations.

4.	PARTICIPATION METHODS

The Company will introduce the operating results for the year of 2013, the cash dividend distribution plan (if any), the market trends study and the operating strategies for the year of 2014, and will communicate and exchange view with investors in relation to their concerns during the presentations.

To increase the efficiency of the presentations, investors who intend to attend the presentations should contact the Company and make reservations in advance through telephone, fax, or email. Investors should also inform the Company of the matters they wish to understand more and issues that concerns them through telephone, fax or email during the period for making reservation as stated below.

Hong Kong session:

Period for making reservation: 9:30-16:00 from 21 to 22 March 2014;

Telephone: 00852-2136 6523;

Fax: 00852-3170 6606;

Email: yzc@iprogilvy.com

Beijing and Shanghai sessions:

Period for making reservation: 9:30-16:00 from 21 to 22 March 2014;

Telephone: 010-68085899-652;

Fax: 010-68085199;

Email: xiaozhe.yuan@roya.com.cn

5.	CONTACT PERSONS AND INQUIRY

Hong Kong session:

Contact person: Yu Aifen

Telephone: 00852-2136 6176

Beijing and Shanghai sessions:

Contact person: Yuan Xiaozhe

Telephone: 010-68085899-652

Shareholders of the Company and investors are welcomed to participate in the presentations.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

20 March 2014

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC